United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

November 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

Press Release

CVRD announces continuation of debentures offering
     Rio de Janeiro, November 30, 2006 — Companhia Vale do Rio Doce (CVRD) informs that Comissão de Valores Mobiliários (CVM), the Brazilian Securities Commission decided to cancel its former decision to suspend the non convertible debentures public offering in the Brazilian market.
     Therefore, the public offering continues normally and the timetable remains the same as stated by CVRD in the press release issued on November 17, 2006 and the preliminary prospectus filed with Comissão de Valores Mobiliários (CVM).
Para mais informações, contactar:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
     Esse comunicado pode incluir declarações que apresentem expectativas da Administração da Companhia sobre eventos ou resultados futuros. Todas as declarações quando baseadas em expectativas futuras e não em fatos históricos envolvem vários riscos e incertezas. A Companhia não pode garantir que tais declarações venham a ser corretas. Tais riscos e incertezas incluem fatores relativos à economia brasileira e ao mercado de capitais, que apresentam volatilidade e podem ser afetados por desenvolvimento em outros países; relativos ao negócio de minério de ferro e sua dependência da indústria siderúrgica, que é cíclica por natureza, e relativo a grande competitividade em indústrias onde a CVRD opera. Para obter informações adicionais sobre fatores que possam originar resultados diferentes daqueles estimados pela Companhia, favor consultar os relatórios arquivados na Comissão de Valores Mobiliários — CVM e na U.S. Securities and Exchange Commission — SEC, inclusive o mais recente Relatório Anual — Form 20F da CVRD.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: November 30, 2006	By:	/s/ Roberto Castello Branco

Roberto Castello Branco Director of Investor Relations